SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                                    under the
                         Securities Exchange Act of 1934

                                  Amendment No.

                                ALBERTSON'S, INC.
                                (Name of Issuer)

                     Common Stock, par value $l.00 per share
                         (Title of Class of Securities)

                                    013104104
                                 (CUSIP Number)

                                December 31, 2002
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]Rule 13d-1(b)
     [ ]Rule 13d-1(c)
     [X]Rule 13d-1(d)

CUSIP No.  013104104

1. Name of Reporting Person: J.A. and Kathryn Albertson Foundation, Inc. I.R.S. Identification Nos. of Above Persons (entities only)
           826012000

Check the Appropriate Box if a Member of a Group
     (a)   [ ]
     (b)   [ ]

3.   SEC Use Only

4. Citizen or Place of Organization:                                       Idaho

Number of                    5.    Sole Voting Power:                 19,722,446
Shares                       6.    Shared Voting Power:                        0
Beneficially Owned By        7.    Sole Dispositive Power:            19,722,446
Each Reporting               8.    Shared Dispositive Power                    0
Person With:

9. Aggregate Amount Beneficially Owned by Each Reporting Person       19,722,446

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:        [ ]

11. Percent of Class Represented by Amount in Row 9:                        5.3%

12. Type of Reporting Person:                                                 CO

     Item 1(a) Name of Issuer:
            Albertson's, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:
            250 Parkcenter Blvd., P.O. Box 20, Boise, Idaho  83726

     Item 2(a) Name of Person Filing:
            J.A. and Kathryn Albertson Foundation, Inc.

     Item 2(b) Address of Principal Business Office or, if none, Residence:
            501 Baybrook Court, Boise, Idaho  83706

     Item 2(c) Citizenship:
            Idaho

     Item 2(d) Title of Class of Securities:
            Common Stock, $1.00 par value

     Item 2(e) CUSIP Number
            013104104

Item 3.  Not applicable

Item 4.  Ownership
     Provide the Following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:                                   19,722,446
     (b) Percent of class:                                                  5.3%
     (c) Number of share as to which the person has:
          (i) Sole power to vote or to direct the vote                19,722,446
         (ii) Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the
              disposition of                                          19,722,446
         (iv) Shared power to dispose or to direct the disposition of          0

At December 31, 2002, (i) the Board of Directors of J.A. and Kathryn Albertson Foundation, Inc. (the "Foundation") consisted of Dr. William J. Bennett, Everett
L. Doty, Barbara J. Newman, J.B. Scott, J.L. Scott, Jamie J.S. Skillern and Thomas J. Wilford and the members of the Foundation consisted of Barbara J. Newman, J.B. Scott, Jamie J.S. Skillern and Thomas J. Wilford and (ii) each of Messrs./Mmes. Barbara J. Newman, J.B. Scott, Jamie J.S. Skillern and Thomas J. Wilford held one of the four issued and outstanding shares of the Foundation. None of these individuals have any economic interest in the shares of Albertson's, Inc. owned by the Foundation. Although it is possible that, by reason of the relationships described above, some or all of these individuals might be deemed to share the power to direct the voting or disposition of the shares of Albertson's, Inc. owned by the Foundation, beneficial ownership by these individuals of such shares is expressly disclaimed.

Item 5.  Ownership of Five Percent or Less of a Class             Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
                                                                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company or
         Control Person                                           Not Applicable

Item 8.  Identification and Classification of Members of the Group
                                                                  Not Applicable

Item 9.  Notice of Dissolution of Group                           Not Applicable

Item 10. Certifications                                           Not Applicable









                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.



February 14, 2003
----------------------

Date


                                   /s/ THOMAS J. WILFORD
                                   ------------------------------------------

                                   Thomas J. Wilford
                                   President
                                   J.A. and Kathryn Albertson Foundation, Inc.